UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 1, 2022, Siyata Mobile Inc., a British Columbia (Canada) company, that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, issued a press release announcing that it will showcase its SD7 rugged mission-critical push-to-talk over cellular (PoC) device with companion VK7 in-vehicle kit, and a full suite of cellular boosters at the APCO (Association of Public-Safety Communications Officials) International Conference held on August 7 – 10 in Anaheim, California.

The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 1, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2022	SIYATA MOBILE INC.

	By:	/s/Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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